Exhibit 2

          FOR IMMEDIATE RELEASE

          Contact:
          Ellen B. Richstone                James R. Buckley
          Chief Financial Officer           Account Executive
          Augat Inc.                        Sharon Merrill Associates, Inc.
          508/543-4300                      617/262-1800


          AUGAT INC. ANNOUNCES INTENT TO ACQUIRE LINDSAY SPECIALTY PRODUCTS
              Leading radio frequency distribution products manufacturer will strengthen Augat's communications business


               MANSFIELD, Mass., December 20, 1995 -- Augat Inc. (NYSE:AUG), one of the world's largest manufacturers of connector products, today announced that it has signed a letter of intent to acquire certain electronic assets of Lindsay Specialty Products. These represent annual sales of approximately $15 million. Financial terms of the agreement were not disclosed. The transaction is expected to be completed in January 1996.

               Established in 1953, Lindsay Specialty Products is primarily a leading manufacturer and global provider of RF distribution products for the cable television (CATV), wired communications and wireless industries. Lindsay Specialty Products, located in Lindsay, Canada, manufactures products that are essential to the improved performance of integrated CATV and telephony systems, as well as hybrid fiber coaxial networks.

               "Lindsay is a recognized leader with strong technology and excellent patent positions in high-performance communication components," said William R. Fenoglio, Augat's President and Chief Executive Officer. "Lindsay's passive products line, including the industry leading power-passing tap products, will allow us to offer our customers a more complete solution when they are constructing and rebuilding high bandwidth, two-way communications systems. Lindsay products complement our existing lines of LRC connectors, RF amplifiers and Augat Photon optical communications equipment."

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               John Thomas, Founder and Chairman of Lindsay Specialty
          Products, said, "The Lindsay acquisition by Augat will allow us to serve the world market with the support of a strong manufacturing, marketing, and technical support organization. We are very pleased with this announcement."

               Fenoglio stated, "Lindsay products and organizational structure will be aligned with Augat's Communications Products Business. This acquisition represents another step in our strategy to focus our growth and expand our position in the worldwide telecommunications and cable television markets."

               One of the largest manufacturers of connector products in the world, Augat Inc. is pursuing a strategy for growth in communications, automotive, computer and industrial markets through customer partnerships, new-product introductions, strategic acquisitions and ongoing productivity measures.




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